Expense Limitation Agreement

October 16, 2012

To:

The Eudora Funds

8 West 40th Street, 8th Floor
New York, NY 100118

Dear Board Members:

You have engaged us to act as the sole investment adviser to The Eudora Funds (the “Trust”), pursuant to a Management Agreement dated as of September 24, 2012 for the Eudora Fund, a series of the Trust.

Effective from the effective date of the Fund’s registration statement until at least January 31, 2014, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, short selling expense, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, and inclusive of organizational costs incurred prior to the commencement of operation and inclusive of organizational and offering costs) will not exceed 1.75% of the Fund’s daily net assets.

Additionally, this Expense Limitation Agreement may not be terminated by Eudora Asset Management, LLC, but may be terminated by the Fund’s Board of Trustees.

Any waiver or reimbursement by us is subject to repayment by the respective Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding this and the current expense limitations and the repayment is approved by the Board of Trustees.

Yours Very Truly,

      EUDORA ASSET MANAGEMENT, LLC

By:

/s/

Name: David A. Cohen

Title: President, Chairman of the Board

Date:  October 16, 2012

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

THE EUDORA FUNDS

By:

/s/

Name: David A. Cohen

Title: President, Chairman of the Board

Date:  October 16, 2012